Mail Stop 4-06

      August 18, 2005


Paul Brauneis
Chief Financial Officer
Avici Systems, Inc.
101 Billerica Avenue
North Billerica, MA  01862

	Re:	Avici Systems, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
      File No. 000-30865

Dear Mr. Brauneis:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Liquidity and Capital Resources, page 24

1. We note a significant increase in inventories and deferred revenues for the current year.  Explain the reasons underlying these
material changes.   In addition, clarify for us that your
liquidity
and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.

Note 1.  Operations and Significant Accounting Policies, page 43

Note (a).  Revenue Recognition, page 43

2. Please tell us whether you are using SOP 97-2 or SAB 104 in recognizing revenue on your product sales and explain your revenue recognition policy for each major type of arrangement. Also, tell us how you considered paragraph 2 of SOP 97-2 in determining that software included in your products sales is incidental to the product as a whole, as applicable.

3. We note your disclosure that revenue from arrangements involving multiple elements (networking equipment, installation, PCS, and/or other services) is allocated to each element based on the relative fair value (unless VSOE does not exist for one of the delivered elements in which case the residual method is used). Tell us how you establish VSOE for each of the elements included in a multiple element arrangements.

4. We note your disclosure that "other services" are recognized
"as
the work is performed." Clarify for us the nature of these "other services" and if material, the accounting literature that supports your revenue recognition policy for these sales.

5. We note from disclosures within the filing that your customers include government agencies. Considering this, tell us how you considered paragraphs 32 - 33 of SOP 97-2 in accounting for fiscal funding clauses, if any, included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

6. Tell us how you recognize revenue on sales to distributors.
Tell
us if you offer these distributors any rights-of-return or other incentives (i.e. discounts as referenced on page 31, price concessions, etc), and if so, tell us how you account for them. For each of the distributor incentives, tell us how you determined that
your fee is fixed and determinable upon the product`s shipment to the
distributor.   Tell us how you considered paragraph 6 of SFAS 48
EITF
01-9 in accounting for return rights and other considerations. In addition, describe your ability to reasonable estimate the effects of the various programs offered to resellers. See SAB Topic 13A(4)(b)
and paragraph 8 of SFAS 48.

Form 8-K dated July 21, 2005

7. We note your use of a non-GAAP measure in your Form 8-K dated
July
21, 2005. Tell us how you considered the guidance in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Measures. In this regard, it does not appear that you have provided a transparent discussion regarding the material limitations associated with the use of the non-GAAP financial measures and the manner in which management compensates for these limitations. Also, tell us how you addressed the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Very truly yours,



							Kathleen Collins
      Branch Chief
Paul Brauneis
Avici Systems, Inc.
August 18, 2005
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